Chairman
R. Charles Loudermilk, Sr.

President & CEO Ronald W. Allen

Executive Vice President & CFO	309 E. Paces Ferry Rd. N.E.
Gilbert L. Danielson	Suite 1100
Atlanta, Georgia 30305-2377/(404) 231-0011
COO
William K. Butler, Jr.

February 23, 2012

VIA EDGAR CORRESPONDENCE AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Attention: Mr. Rufus Decker, Accounting Branch Chief

RE:	Aaron’s, Inc.
Form 10-K for the Year ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Period ended September 30, 2011
Filed November 7, 2011
File No. 1-13941

Dear Mr. Decker:

Aaron’s, Inc. (the “Company”) hereby provides below responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 3, 2012. For convenience of reference, each comment contained in your February 3, 2012 letter is reprinted below in italics, numbered to correspond with the comment numbers assigned in your letter, and is followed by the corresponding response of the Company.

Unless the context requires otherwise, references to we, our, us, Aaron’s or the Company in the responses below refer to Aaron’s, Inc.

Letter to the Securities and Exchange Commission
February 23, 2012

Form 10-K for the Year ended December 31, 2010

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

The Company has provided, where applicable, the proposed additional disclosures or other revisions in its responses below and will include these additional disclosures and other revisions or substantially similar disclosures in its future filings, where applicable.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 25

Results of Operations, page 28

2.	We have reviewed your response to prior comment two from our letter dated December 21, 2011. Please further enhance your disclosure to separately discuss business reasons for the changes between periods in the significant line items of each of your segments. Your discussion should explain each change in the line items of your sales and lease ownership, franchise, and manufacturing segments as presented on page 57. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Response:

In our initial response we enhanced our disclosures to separately discuss the business reasons for changes in the significant line items of our Sales and Lease Ownership and Franchise segments but failed to include a discussion regarding our Franchise segment under the Net Earnings From Continuing Operations subheading. We did not include a discussion of our Manufacturing segment because those revenues and profit are exclusively intercompany and eliminated. Beginning with the Form 10-K for the year ended December 31, 2011, the Company will enhance its segment footnote and disclosures about the Manufacturing segment in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to more clearly state that our Manufacturing segment’s revenues and earnings before income taxes are eliminated through the elimination of intersegment revenues and intersegment profit.

Beginning with the Form 10-K for the year ended December 31, 2011, the Company will revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations section for all comparative periods with the addition of disclosure substantially similar to the comparison of the years ended December 31, 2010 and 2009 presented below:

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Letter to the Securities and Exchange Commission
February 23, 2012

The Aaron’s Corporate Furnishings division is reflected as a discontinued operation for all periods presented. The following table shows key selected financial data for the years ended December 31, 2010 and 2009, and the changes in dollars and as a percentage to 2010 from 2009. For the years ended December 31, 2010 and 2009, the Company’s Sales and Lease Ownership segment and the Franchise segment accounted for substantially all of the operations of the Company and, therefore, unless otherwise noted only the material changes are discussed within these two segments.

Net Earnings from Continuing Operations

Net earnings from continuing operations increased $5.5 million to $118.4 million in 2010 compared with $112.9 million in 2009, representing a 4.9% increase. Earnings before income taxes from continuing operations increased $14.3 million, or 8.1%, primarily due to a $12.2 million, or 8.3%, increase in the Sales and Lease Ownership segment and a $6.6 million, or 16.8%, increase in the Franchise segment. As a percentage of total revenues, net earnings from continuing operations were 6.3% and 6.4% in 2010 and 2009, respectively. The increase in net earnings from continuing operations was primarily the result of the increase in profitability of new Company-operated stores in our Sales and Lease Ownership segment, added over the past several years, contributing to a 3.5% increase in same store revenues and an 11.7% increase in franchise royalties and fees.

Beginning with the Form 10-K for the year ended December 31, 2011, the Company will revise its Consolidated Financial Statements with the addition of disclosure substantially similar to the disclosure presented below:

Note K: Segments

Description of Products and Services of Reportable Segments

Aaron’s, Inc. has four reportable segments: Sales and Lease Ownership, Franchise, HomeSmart and Manufacturing. In all periods presented, HomeSmart was reclassified from the Other Segment to the HomeSmart segment. During 2008, the Company sold its corporate furnishings division. The Sales and Lease ownership segment offers electronics, residential furniture, appliances and computers to consumers primarily on a monthly payment basis with no credit requirements. The Company’s franchise operation sells and supports franchisees of its sales and lease ownership concept. The HomeSmart segment offers primarily weekly payment lease agreements for products that are similar to those in our Sales and Lease Ownership segment. The Manufacturing segment manufactures upholstered furniture and bedding predominantly for use by Company-operated and franchised stores. Therefore the Manufacturing Segment’s revenues and earnings before income taxes are solely the result of intercompany transactions and are eliminated through the Elimination of Intersegment Revenues and Intersegment Profit. The Company has elected to aggregate certain operating segments.

Letter to the Securities and Exchange Commission
February 23, 2012

Form 10Q for Period ended September 30, 2011

General

3.	Please address the above comments in your interim filings as well, as applicable.

Response:

The Company will provide the disclosures in substantially the form stated above in all interim filings as applicable.

Consolidated Balance Sheets, page 3

4.	We have reviewed your response to prior comment six from our letter dated December 21, 2011. We continue to have difficulty understanding how you determined that an accrual related to a loss contingency should not be included in your determination of total liabilities on your consolidated balance sheets. In this regard, we remind you that ASC 450-20-50-1 states that terminology used shall be descriptive of the nature of the accrual, such as estimated liability or liability of an estimated amount. We also remind you that ASC 450-20-25 requires you to assess the likelihood that an asset has been impaired or a liability has been incurred. Please advise.

Response:

As requested, in future filings on Forms 10-K and 10-Q we will move this legal accrual above the Total Liabilities line and include the loss contingency in the Total Liabilities. Additionally, we have renamed the line “Accrued Litigation Expense.”

Note E – Commitments, page 12

Litigation, page 12

5.	We have reviewed your response to prior comment seven from our letter dated December 21, 2011. Please help us better understand how you determined that disclosures regarding the Alford v. Aaron Rents, Inc. matter did not need to be provided in filings prior to the June 2011 settlement, including how you determined that any reasonably possible loss was not likely to have a material effect on your financial statements. Please specifically address the following:

•	Please provide us with a timeline of any significant developments regarding the matter from when the lawsuit was originally filed in October 2008 through the June 14, 2011 jury decision date;

•	Please tell us whether any potential settlement discussions took place. Please tell us any proposed settlement amounts discussed; and

Letter to the Securities and Exchange Commission
February 23, 2012

•	Please provide us with a summary of past experiences you have had in similar cases, including actual settlement and judgment amounts.

Response:

As discussed with the Staff, the Company proposes to respond to this comment in a subsequent letter.

*****

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (678) 402-3388. Thank you.

Sincerely, AARON’S, INC.

By:	/s/ Robert P. Sinclair, Jr.
Robert P. Sinclair, Jr. Vice President, Corporate Controller